cm

03012353

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

RECEIVED MAR - 3 2003 WASH. D.C. 181 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50087

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRANUM SECURITIES, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
126 EAST 56TH STREET 25 TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LLOYD MOSKOWITZ 212-407-3344
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

1177 AVENUE OF THE AMERICAS (Address) NEW YORK (City) NY (State) 10036 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18

OATH OR AFFIRMATION

I, Jonas B. Siegel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Granum Securities, L.L.C., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

LAURIE A. BARISH
Notary Public, State of New York
No. 31-4904559
Qualified in New York County
Commission Expires September 8, 2005

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Granum Securities, L.L.C.

Statement of Financial Condition
As of December 31, 2002

Granum Securities, L.L.C.
Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Members of
Granum Securities, L.L.C.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Granum Securities, L.L.C. (the "Company") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with generally accepted auditing standards in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2003

Granum Securities, L.L.C.
Statement of Financial Condition
December 31, 2002

Assets

Cash	$	81,081
Accounts receivable		4,929
Securities owned, at fair value		27,200
		113,210

Liabilities and Members' Capital

Liabilities:		
Accrued expenses and other liabilities		21,320
Members' capital		91,890
	$	113,210

The accompanying notes are an integral part of these financial statements.

1. Organization

Granum Securities, L.L.C. (the "Company") was incorporated in December, 1996 and commenced operations on February 1, 1997. The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934. The Company distributes shares of an affiliated open ended management investment company (commonly known as a mutual fund).

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Fee income (12b-1 fees), consisting of distribution and servicing fees, is recognized on the accrual basis.

Securities owned are stated at fair value as determined by Management and takes into consideration available financial information about the holdings.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

3. Net Capital Requirements

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934. The Company computes its net capital under the aggregate indebtedness method, which requires that minimum net capital be equal to the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000. At December 31, 2002 the Company had net capital of $59,761, which was $54,761 in excess of the minimum required.

4. Related Party Transactions

Pursuant to an agreement with an affiliate, (Granite Capital International Group), the affiliate may allocate certain overhead expenses, including rent, communications, compensation and benefits to the Company. For the year ended December 31, 2002 allocations for such expenses incurred by the affiliate during 2002 have been waived. Certain shareholders of this affiliate are also the members of the Company.

5. Securities Owned

Securities owned are common stock in National Association of Securities Dealers, Inc. ("NASD") and warrants on NASD common stock.

Transfer restrictions on NASD common stock expired after June 28, 2002. The shares have not been registered under the Securities Act of 1933 and may only be sold in compliance with SEC Rule 144 or an exemption from the registration requirements of Section 5 of the Securities Act of 1934.

The NASD shares are traded on the OTCBB (Over the Counter Bulletin Board).

At December 31, 2002 these securities at estimated fair value consist of the following:

Equities	
1,000 NASD common shares @$10.40 per share (cost $13,000)	$ 10,400
Warrants	
1,500 warrants on NASD shares @ $11.20 EXP 6/28/2003 (cost $21,000)	16,800
	$ 27,200